





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6075 Poplar Avenue, Suite 720
(No. and Street)

Memphis	TN	38119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey P. Mavar 901-537-1866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazee Ivy Davis, PLC
(Name – *if individual, state last, first, middle name*)

5100 Poplar Avenue, Suite 1410	Memphis	TN	38137
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Geoffrey P. Mavar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chickasaw Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA MCADOO STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Signature

Principal

Title

Notary Public

MY COMMISSION EXPIRES: September 17, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICKASAW SECURITIES, LLC

(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Financial Statements and Schedules

December 31, 2016

CHICKASAW SECURITIES, LLC
(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Table of Contents | *December 31, 2016*



Report of Independent Registered Public Accounting Firm

To the Member
Chickasaw Securities, LLC
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Chickasaw Securities, LLC, a wholly-owned subsidiary of Chickasaw Capital Management, LLC, as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Chickasaw Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chickasaw Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 9 through 13 has been subjected to audit procedures performed in conjunction with the audit of Chickasaw Securities, LLC's financial statements. The supplemental information is the responsibility of Chickasaw Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Frazee Ivy Davis PLC

Memphis, Tennessee
February 17, 2017

CHICKASAW SECURITIES, LLC
(A Wholly-Owned Subsidiary of Chickasaw Capital Management, LLC)

Statement of Financial Condition ***December 31, 2016***

ASSETS

Cash and cash equivalents	$	185,438
Receivable from clearing organization		42,963
Total assets	$	228,401

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable	$	2,117
Payable to affiliate		8,941
		11,058
Member's equity		217,343
Total liabilities and member's equity	$	228,401

See notes to the financial statements.

Statement of Operations ***For the Year Ended December 31, 2016***

Revenues	
Commissions and trading gains	$ 391,677
Interest and dividend income	48
	391,725
Expenses	
Brokerage and clearing costs	82,701
Professional fees	18,750
Service fee	180,188
Other selling, general and administrative expenses	91,264
	372,903
Net income	$ 18,822

See notes to the financial statements.

Statement of Changes in Member's Equity ***For the Year Ended December 31, 2016***

Member's equity at December 31, 2015	$	198,521
Net income		18,822
Member's equity at December 31, 2016	$	217,343

See notes to the financial statements.

Statement of Cash Flows	*For the Year Ended December 31, 2016*

Cash flows from operating activities	
Net income	$ 18,822
Adjustments to reconcile net income to net cash provided by operations	
Changes in operating assets and liabilities	
Receivable from clearing organization	(29,266)
Accounts payable	1,501
Payable to affiliate	8,122
Net cash used in operating activities	(821)
Cash and cash equivalents at beginning of year	186,259
Cash and cash equivalents at end of year	$ 185,438

Supplemental Cash Flow Information

Cash paid for interest	$ -

Note 1 – Organization and Nature of Business

Chickasaw Securities, LLC (the "Company") is a limited liability company formed on October 1, 2003 under Delaware law. The Company is a fully disclosed broker-dealer of investment securities with operations beginning on March 1, 2004. Primarily, the Company is a retail broker, and serves individual and institutional clients in a multi-state area. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly-owned subsidiary of Chickasaw Capital Management, LLC.

Note 2 – Summary of Significant Accounting Policies

Net Capital Requirements

Pursuant to the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital of $50,000 as defined in the rules and regulations. The rule prohibits a broker-dealer from allowing its aggregate indebtedness to exceed fifteen times its net capital. In addition, the Company may not allow withdrawal of equity capital if its aggregate indebtedness exceeds ten times its net capital as defined under the rule. At December 31, 2016, the Company had net capital of $216,468 after all required deductions and a ratio of aggregate indebtedness to net capital of 0.0511 to 1 at December 31, 2016.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with National Financial Services, LLC (NFS), a member of the New York Stock Exchange. The Company's commissions are collected by NFS, as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company on a monthly basis, in the month following the date of the transactions.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash Equivalents

Cash equivalents include short term, highly liquid investments having original maturities of three months or less that are both readily convertible to known amounts of cash or are so near to maturity that they present insignificant risk of changes in value because of changes in interest rates.

Notes to the Financial Statements *December 31, 2016*

Note 2 – Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organization

Included in cash and cash equivalents is a special deposit account that NFS requires the Company to maintain on deposit with a minimum of $100,000 in cash or equivalent. This deposit is maintained in a separate interest bearing account. At December 31, 2016, the balance in this special deposit account amounted to $114,208.

Income Taxes

The Company is included in the consolidated federal partnership return of income of Chickasaw Capital Management, LLC, and is not subject, as an entity, to the payment of federal income taxes. The Company does file a separate Tennessee Franchise and Excise Tax Return and is subject to Tennessee franchise and excise taxes.

The Company recognizes the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on returns filed for open tax years (2013 – 2015), or expected to be taken in the Company's 2016 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and Tennessee State; however the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through February 17, 2017, the date the financial statements were available to be issued.

Note 3 – Related Party Transactions

The Company has a service agreement with its parent, Chickasaw Capital Management, LLC (CCM), whereby CCM provides administrative, office and management services for the Company.   In exchange for these services, the Company pays a monthly service fee of $1,000 to CCM plus 90% of the monthly net operating income of the Company as defined by the agreement.

Service fee expense for the year ended December 31, 2016 amounted to $180,188. In addition, the amount due to CCM at December 31, 2016 for the December service fee amounted to $8,941.

Note 4 – Current Vulnerability due to Certain Concentrations

The Company operates in a heavily regulated environment. The operations of the Company are subject to the administrative directives, rules and regulations of federal, state and other regulatory agencies. Such administrative directives, rules and regulations are subject to varying interpretations. Additionally, these administrative directives, rules and regulations are subject to change by an act of congress or an administrative change mandated by the agencies.

Computation of Net Capital Under Rule 15(c)3-1(a)(1)
  Under the Securities Exchange Act of 1934   *December 31, 2016*

Total capital per financial statements	$	217,343
Deductions:		
Nonallowable assets:		
None		-
Net capital before haircuts		217,343
Haircuts		(875)
Net capital	$	216,468
Computation of Basic Net Capital Requirement		
Aggregate indebtedness	$	11,058
Net capital requirement	$	50,000
Net capital in excess of minimum requirement	$	166,468
Aggregate indebtedness to net capital		0.0511 to 1

Reconciliation of Net Capital Computation   *December 31, 2016*

Net capital as reported on unaudited FOCUS report at December 31*	$	216,468
Audit adjustments to increase (decrease) net capital None		-
Net capital - audited	$	216,468

* There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (exemption) *December 31, 2016*

Chickasaw Securities, LLC is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Information for Possession or Control Requirements
  Under Rule 15c3-3 (exemption)   *December 31, 2016*

Chickasaw Securities, LLC is exempt from Rule 15c3-3 as it relates to Possession and Control requirements according to the provision of Rule 15c3-3(k)(2)(ii).



Report of Independent Registered Public Accounting Firm

To the Member
Chickasaw Securities, LLC
Memphis, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which Chickasaw Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Chickasaw Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Chickasaw Securities, LLC stated that Chickasaw Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Chickasaw Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chickasaw Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Frazee Ivy Davis PLC

Memphis, Tennessee
February 17, 2017





CHICKASAW SECURITIES

February 17, 2017

Chickasaw Securities LLC's Exemption Report

Chickasaw Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (ii):

> Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealers, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of § 240.17a-3 and § 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Chickasaw Securities, LLC

I, Geoffrey Mavar, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________________

Title: Principal
February 17, 2017

CHICKASAW SECURITIES, LLC • 6075 POPLAR AVE, SUITE 720 • MEMPHIS, TN 38119 • p 901.537.1866 f 901.537.1890